Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED DECEMBER 1, 2011 TO PROSPECTUS DATED MAY 13, 2011

OCTOBER 2011 PERFORMANCE UPDATE

	October 2011	Year to Date	Total NAV 10/31/11	NAV per Unit 10/31/11

Series A-1	-0.24%	11.75%	$15,186,757	$1,750.79
Series A-2	-0.07%	13.46%	$3,916,551	$1,895.97
Series B-1	-3.00%	9.90%	$6,866,835	$1,484.98
Series B-2	-2.84%	11.58%	$4,645,156	$1,550.71

          * All performance is reported net of fees and expenses

Fund results for October 2011:

          The Fund’s trading strategies posted disappointing results in October as renewed optimism precipitated a return to risk after September’s historic liquidation. Indices led the way higher, posting impressive gains as strong U.S. corporate earnings and GDP figures and a preliminary debt crisis agreement in Europe sent values higher. While central bank statements remained downbeat, bonds sold off as the bold action in Europe in dealing with the debt crisis inspired optimism. Crude oil and base metals also rallied as September’s losses appeared to have attracted renewed physical demand. Gold futures recovered from recent slides as weakening in the U.S. dollar and prospects for easy money in the U.S. and Europe for the foreseeable future supported values. Currencies reversed as yield-seeking investors redeployed capital after the euro-zone averted disaster, Japanese authorities intervened, and commodity currencies rose. Agricultural products finished mixed as a weaker U.S. dollar was offset by higher production. The Fund’s short-term strategies were unable to keep pace with the velocity of the change in direction as losses in bonds, currencies, energies and stocks offset gains in metals trading.

          The Fund experienced significant losses in bonds markets in October. Losses in bond markets arose as optimism over the economic outlook strengthened as the month progressed. U.S. and German bond yields rallied from their lows even as consumer confidence remained depressed as European policy makers tackled their sovereign debt issue in a comprehensive manner.

          The Fund’s allocation to currencies produced losses in October as the risk on/risk off dynamic that has prevailed in 2011 continued with a dramatic return to risk. September’s U.S. dollar liquidity operations and substantial progress between European sovereigns, banks, and bond holders on a way forward out of the debt crisis combined to send the euro 3.7% higher. The late-month debt agreement prompted a temporary return to risk, sending capital flowing back into European regionals such as Norway, Russia, Sweden and Poland. Commodity currencies also benefitted as macroeconomic risks receded with strong U.S. corporate earnings and a 2.5% rise in 3rd quarter U.S. GDP. The Australian dollar, Canadian dollar, and Brazilian real moved sharply higher in yet another extreme move. The Japanese government intervened for the 4th time in just over a year, sending the yen to intra-day declines of 4.7% after reaching post-war highs against the dollar earlier in the month.

          Allocations to stock and global energy markets also yielded negative returns in October. The Fund’s strategies in global equity markets suffered as markets reversed higher in volatile trade. U.S. equities led the way with the S&P 500 rising 11% for the month. Although consumer confidence and employment figures remained weak, investors gained confidence on impressive corporate earnings and U.S. GDP growth. In Europe, concerns over sovereign debt issues abated as the late-month summit finally yielded some tangible solutions to the crisis. The Fund’s allocations to global energy markets underperformed as encouraging economic news out of the U.S. and increasing optimism from European policy makers caused a sharp reversal from September’s liquidation.

          The Fund’s perpetual long gold position recovered this month (+6.4%) from September’s steep losses as equity and commodity market liquidation reversed, temporarily limiting the need for gold sales to finance losses in other assets. Acute U.S. dollar weakness (-3.4%) also provided support as European policy makers demonstrated the political will to tackle their structural issues, agreeing to bank recapitalizations, an expansion of the EFSF, and a 50% haircut for Greek bond holders.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

          This Supplement updates certain information contained in the Superfund Gold, L.P. Prospectus and Disclosure Document dated May 13, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Gold, L.P.

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall). As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

THE CLEARING BROKERS; ADMINISTRATION

          Under this heading, the following is added at the end of “— MF Global Inc.”:

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $337,000 of Series A-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-1’s net asset value of approximately $15.26 million as of October 31, 2011. The Series A-1 reserve taken reduced the net asset value by $74,147 as of October 31, 2011 (or approximately $8.52 per Series A-1 Unit).

          As of October 31, 2011 approximately $87,000 of Series A-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-2’s net asset value of approximately $3.94 million as of October 31, 2011. The Series A-2 reserve taken reduced the net asset value by $19,084 as of October 31, 2011 (or approximately $9.21 per Series A-1 Unit).

          As of October 31, 2011 approximately $276,000 of Series B-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of

Series B-1’s net asset value of approximately $6.93 million as of October 31, 2011. The Series B-1 reserve taken reduced the net asset value by $60,598 as of October 31, 2011 (or approximately $13.05 per Series B-1 Unit).

          As of October 31, 2011 approximately $186,000 of Series B-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-2’s net asset value of approximately $4.69 million as of October 31, 2011. The Series B-2 reserve taken reduced the net asset value by $40,923 as of October 31, 2011 (or approximately $13.63 per Series B-2 Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Periodic Adjustments to the Series’ Dollar for Dollar Gold Position

          Commencing November 1, 2011, Superfund Capital Management, Inc. began adjusting each Series’ dollar for dollar gold position periodically throughout the month to reflect profits and losses from the Series’ futures and forward trading activities and interest income, so as to maintain a long gold futures position with a notional, or face, value approximately equal to the Series’ net asset value throughout the month. These adjustments are in addition to the adjustments made to the dollar for dollar gold position by Superfund Capital Management at the beginning of each month to reflect additions to and redemptions of Series capital.

SUPERFUND GOLD, L.P. – SERIES A-1
October 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2011)

STATEMENT OF INCOME

October 2011

Investment income, interest	$125

Expenses
Management fee	28,595
Ongoing offering expenses	—
Operating expenses	9,531
Selling commissions	25,417
Other expenses	74,309
Incentive fee	—
Brokerage commissions	12,826
Total expenses	150,678

Net investment gain (loss)	(150,553)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(163,456)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	277,265

Net gain(loss) on investments	113,810

Net increase (decrease) in net assets from operations	$(36,743)

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2011

Net assets, beginning of period	$14,651,907

Net increase (decrease) in net assets from operations	(36,743)

Capital share transactions
Issuance of shares	769,472
Redemption of shares	(197,999)

Net increase(decrease) in net assets from capital share transactions	571,473

Net increase(decrease) in net assets	534,729

Net assets, end of period	$15,186,672

NAV Per Unit, end of period	$1,750.79

SUPERFUND GOLD, L.P. – SERIES A-2
October 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2011)

STATEMENT OF INCOME

October 2011

Investment income, interest	$28

Expenses
Management fee	7,362
Ongoing offering expenses	—
Operating expenses	2,454
Other expenses	19,131
Incentive fee	—
Brokerage commissions	3,302
Total expenses	32,248

Net investment gain (loss)	(32,221)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(42,085)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	71,427

Net gain(loss) on investments	29,342

Net increase (decrease) in net assets from operations	$(2,879)

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2011

Net assets, beginning of period	$3,596,222

Net increase (decrease) in net assets from operations	(2,899)

Capital share transactions
Issuance of shares	323,228
Redemption of shares	—

Net increase(decrease) in net assets from capital share transactions	323,228

Net increase(decrease) in net assets	320,330

Net assets, end of period	$3,916,552

NAV Per Unit, end of period	$1,895.97

SUPERFUND GOLD, L.P. – SERIES B-1
October 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2011)

STATEMENT OF INCOME

October 2011

Investment income, interest	$(34)

Expenses
Management fee	12,929
Ongoing offering expenses	—
Operating expenses	4,310
Selling commissions	11,493
Other expenses	60,956
Incentive fee	—
Brokerage commissions	9,230
Total expenses	98,918

Net investment gain(loss)	(98,952)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(67,826)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(45,427)

Net gain(loss) on investments	(113,254)

Net increase (decrease) in net assets from operations	$(212,205)

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2011

Net assets, beginning of period	$6,979,638

Net increase (decrease) in net assets from operations	(212,205)

Capital share transactions
Issuance of shares	137,400
Redemption of shares	(37,978)

Net increase (decrease) in net assets from capital share transactions	99,422

Net increase(decrease) in net assets	(112,802)

Net assets, end of period	$6,866,835

NAV Per Unit, end of period	$1,484.98

SUPERFUND GOLD, L.P. – SERIES B-2
October 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2011)

STATEMENT OF INCOME

October 2011

Investment income, interest	$(23)

Expenses
Management fee	8,731
Ongoing offering expenses	—
Operating expenses	2,910
Other expenses	41,163
Incentive fee	—
Brokerage commissions	6,233
Total expenses	59,038

Net investment gain(loss)	(59,061)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(45,773)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(30,744)

Net gain(loss) on investments	(76,517)

Net increase (decrease) in net assets from operations	$(135,578)

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2011

Net assets, beginning of period	$4,728,255

Net increase (decrease) in net assets from operations	(135,578)

Capital share transactions
Issuance of shares	52,500
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	52,500

Net increase(decrease) in net assets	(83,078)

Net assets, end of period	$4,645,177

NAV Per Unit, end of period	$1,550.71

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.